Filed by Hitachi Capital Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Hitachi Capital Corporation (File Number: 132-02836)

Dated October 1, 2020

[Opening remarks from Takahiro Yanai, President & CEO of Mitsubishi UFJ Lease] Thank you very much for joining this joint press conference today regarding the business integration of Mitsubishi UFJ Lease and Hitachi Capital, despite our sudden invitation to all of you. We have resolved, at the respective board of directors meetings held today, the business integration with Hitachi Capital through merger and have signed a business integration agreement and merger agreement. The Merger was announced today at 15:00 (Tokyo time). I will explain about the background and purposes of the business integration as well as the management vision of the new integrated company later on using a presentation material. Mitsubishi UFJ Lease and Hitachi Capital continued to have various discussions based on our relationship of Capital and Business Alliance since May 2016. As a result of such discussions, we came to realize that the two companies are in an ideal mutually complementary relationship with the two developing businesses worldwide in various fields able to take advantage of their characteristics as a manufacturer-affiliated company and a bank- and trading house-affiliated company. We have reached the conclusion that through a merger, we will be able to provide new value that could not have been realized independently to our customers who are struggling with their various management issues as well as to our society. We are confident that the business integration through merger is the best way of realizing the management vision for both of us. I will briefly explain about our thoughts of the new integrated company. Thank you again for joining us today. [Opening remarks from Seiji Kawabe, President & CEO of Hitachi Capital] Thank you very much for joining us today, despite our sudden invitation to all of you. As President Yanai just said, we have signed the business integration agreement and 1 merger agreement with Mitsubishi UFJ Lease & Finance Company Limited today. Based on the capital and business alliance concluded in May 2016, we had been continuing various discussions together on the best way to enhance corporate value and achieve sustainable growth for the both companies. As a result, we have reached the conclusion that the business integration through a merger is the optimal means. We have been providing financial services such as leasing and loans for 63 years to numerous customers since our establishment in 1957. In 2000, Hitachi Credit Corporation and Hitachi Leasing Corporation merged to form Hitachi Capital Corporation, which has built its position as a manufacturer-based financing company. In recent years, as a “Social Values Creating Company”, we have been responding to the needs of our customers and society by providing a set of value-added services and businesses in addition to conventional financial services. We have developed community-focused financial services and businesses based on our consistent philosophy of community-focus. In addition, we have been proactively expanding our business on a global basis, which accounts for about 50% of our businesses, and have contributed to the development of each country and region based on the concept of community-focus. In this way, in addition to our community-focused business development and financing business in Japan and overseas, we have steadily built up our track record in response to the social changes using our areas of strengths, which are our ability to respond to our customers’ needs by providing a set of value-added services and businesses in addition to conventional finance, and our globally diversified quality portfolio. In recent years, however, the environment surrounding our business has dramatically changed, and we feel that we have entered truly unpredictable times. We are now facing not only the COVID-19 pandemic which has disturbed the foundation of the current social system, but also multiple large-scale disasters caused by climate change, urbanization and energy and food shortages due to population growth, rise of national particularism, and conflicts between large countries, as well as large-scale monetary easing policies in each country. As a result of all of these, the outlook for the global economy has become more and more confusing. In order to achieve sustainable growth and enhance corporate value in such uncertain times, we consider it is absolutely essential, first of all, to strengthen our management base and, further, to make our scale even larger and more solid, and to create services and businesses that meet the needs of the new era by consolidating a variety of knowledge and information, as well as to proactively invest in R&D, M&As and other activities for such purposes. This business integration is the result of a series of deliberate discussions with Mitsubishi UFJ Lease & Finance Company Limited, whereby both companies reached an agreement on the recognition of the current situation and solutions for those business challenges. Therefore, toward the scheduled effective date of the integration of April 1st, 2021 and for the launch of the New Integrated Company, we will work together to create a splendid company with a spirit of mutual respect, fairness and constructive manner to be a leading company in the industry in both name and substance on the basis of the common recognition of both companies that I just mentioned. We believe this will lead the company to become one where our employees can be proud and motivated to work, and where we will gain support from our shareholders and various stakeholders. Please look forward to the launch of the New Integrated Company. I would like to conclude my opening remarks by asking for your continuing support and encouragement. Thank you. 1merger agreement with Mitsubishi UFJ Lease & Finance Company Limited today. Based on the capital and business alliance concluded in May 2016, we had been continuing various discussions together on the best way to enhance corporate value and achieve sustainable growth for the both companies. As a result, we have reached the conclusion that the business integration through a merger is the optimal means. We have been providing financial services such as leasing and loans for 63 years to numerous customers since our establishment in 1957. In 2000, Hitachi Credit Corporation and Hitachi Leasing Corporation merged to form Hitachi Capital Corporation, which has built its position as a manufacturer-based financing company. In recent years, as a “Social Values Creating Company”, we have been responding to the needs of our customers and society by providing a set of value-added services and businesses in addition to conventional financial services. We have developed community-focused financial services and businesses based on our consistent philosophy of community-focus. In addition, we have been proactively expanding our business on a global basis, which accounts for about 50% of our businesses, and have contributed to the development of each country and region based on the concept of community-focus. In this way, in addition to our community-focused business development and financing business in Japan and overseas, we have steadily built up our track record in response to the social changes using our areas of strengths, which are our ability to respond to our customers’ needs by providing a set of value-added services and businesses in addition to conventional finance, and our globally diversified quality portfolio. In recent years, however, the environment surrounding our business has dramatically changed, and we feel that we have entered truly unpredictable times. We are now facing not only the COVID-19 pandemic which has disturbed the foundation of the current social system, but also multiple large-scale disasters caused by climate change, urbanization and energy and food shortages due to population growth, rise of national particularism, and conflicts between large countries, as well as large-scale monetary easing policies in each country. As a result of all of these, the outlook for the global economy has become more and more confusing. In order to achieve sustainable growth and enhance corporate value in such uncertain times, we consider it is absolutely essential, first of all, to strengthen our management base and, further, to make our scale even larger and more solid, and to create services and businesses that meet the needs of the new era by consolidating a variety of knowledge and information, as well as to proactively invest in R&D, M&As and other activities for such purposes. This business integration is the result of a series of deliberate discussions with Mitsubishi UFJ Lease & Finance Company Limited, whereby both companies reached an agreement on the recognition of the current situation and solutions for those business challenges. Therefore, toward the scheduled effective date of the integration of April 1st, 2021 and for the launch of the New Integrated Company, we will work together to create a splendid company with a spirit of mutual respect, fairness and constructive manner to be a leading company in the industry in both name and substance on the basis of the common recognition of both companies that I just mentioned. We believe this will lead the company to become one where our employees can be proud and motivated to work, and where we will gain support from our shareholders and various stakeholders. Please look forward to the launch of the New Integrated Company. I would like to conclude my opening remarks by asking for your continuing support and encouragement. Thank you. 1

1. Background and Circumstances of the Business Integration
The two companies have promoted collaboration, including reinforcing of the overseas infrastructure investments, since the execution of the capital and business alliance in May 2016
Both have continued constructive discussions for integration in the spirit of mutual respect and fairness, considering potential business integration as one of the options
The business integration through the merger is the optimal means to promptly adapt to drastic changes and further open up new areas of their advanced asset businesses
Global Mega Trends
Climate change and shortage of resources
Breaking dependence on resources and fossil fuels
Demographic changes
Technological innovation
Urbanization
Shifting of the global economy
Global multi-polarization
Qualitative restructuring of supply chains
Digitalization to adapt to a data economy
Shifts from mass production and consumption to a circular economy
Accelerated by COVID-19
Rapid change of business models at an industry level at a speed that exceeds all expectations
Common Challenges
In addition to conventional leases and finances, resolve social issues through business investments and operations
Agreed that it is necessary to further expand the operational bases and strengthen financial bases to meet various needs of customers and society, and to create social value, while regarding these drastic environmental changes as new business opportunities
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[Presentation by Takahiro Yanai, President & CEO of Mitsubishi UFJ Lease]

Please allow me to explain the Business Integration through a merger between Mitsubishi UFJ Lease and Hitachi Capital with the aid of the presentation materials "Business Integration through Merger" which each of you should now have in hand.

Please look at Page 2.

Since the capital and business alliance concluded in May 2016, Mitsubishi UFJ Lease and Hitachi Capital have been in collaboration, including jointly incorporating the Japan Infrastructure Initiative Company Limited in order to reinforce the overseas infrastructure investment business. During this time, we considered business integration as one of the options and continued discussions.

Through that process, we recognized that the Japan Infrastructure Initiative's business had steadily progressed and that our businesses had little duplication and are in an ideal mutually complementary relationship.

Meanwhile, in recent years, there have been drastic changes in the external environment as well as the trends and mega-trends influencing domestic and international economies in the long-term, such as climate change, shortages of resource, independence from natural resources and fossil fuels, demographic changes, technological innovation, urbanization, the shifting of the global economy, and global multi-polarization.

Furthermore, global expansion of the COVID-19 pandemic from this year has prompted a paradigm shift for the overall economy and society. This is expected to sharply accelerate changes in corporate activities, such as qualitative restructuring of supply chains, digitalization to adapt to a data economy, and shifts from mass production and consumption to a circular economy.

As customers and society adapt themselves to the environmental changes, the prominence of leasing companies, holding various asset-related functions and offering flexible services which are not limited to financial functions, will increase further.

Through close cooperation with various industries, we have come to regard those drastic changes of customers and society as business opportunities. To meet the needs of both customers and society and create social value, we have decided that the optimal means is to integrate our businesses through a merger to further expand our business foundation and to strengthen our financial bases. With great consideration of mutual respect and fairness, and from a constructive perspective, we have concluded both a merger agreement and a business integration agreement today reflecting an institutional decision by the respective board of directors.

Next, we would like to explain the purposes of the merger on page 3.

As set out in the vision statements of the respective medium-term management plans, our aim is to sustainably enhance our corporate value through the resolution of social issues. With the Business Integration, we will operate our businesses as one company under a unified vision and philosophy. This will assist our current robust growth and create new value by (i) complementing each other’s business domains, (ii) strengthening the management base, and (iii) creating new value based on the aforementioned (i) and (ii). The new integrated company aims to establish a solid and stable revenue structure that will be less susceptible to the external environment, and to increase profitability via expanded investment activities utilizing its enhanced capabilities. Also, the new integrated company aims to build strong management bases, which are sources of competitiveness, and offer new value beyond the framework of traditional leasing companies. On the next page, we would like to explain more about the concept of “Complementing Each Other’s Business Domains”. Please go on to page 4. 3As set out in the vision statements of the respective medium-term management plans, our aim is to sustainably enhance our corporate value through the resolution of social issues. With the Business Integration, we will operate our businesses as one company under a unified vision and philosophy. This will assist our current robust growth and create new value by (i) complementing each other’s business domains, (ii) strengthening the management base, and (iii) creating new value based on the aforementioned (i) and (ii). The new integrated company aims to establish a solid and stable revenue structure that will be less susceptible to the external environment, and to increase profitability via expanded investment activities utilizing its enhanced capabilities. Also, the new integrated company aims to build strong management bases, which are sources of competitiveness, and offer new value beyond the framework of traditional leasing companies. On the next page, we would like to explain more about the concept of “Complementing Each Other’s Business Domains”. Please go on to page 4. 3

The upper table in this page shows our characteristics. Mitsubishi UFJ Lease on the left has strengths in various asset businesses, including real estate and global assets, in addition to corporate finance. Hitachi Capital on the right has strengths in sales finance, as well as overseas local businesses including Hitachi Business and consumer finance in the UK, which it has developed as a key financial partner in the Hitachi group. We also have an ideal mutually complementary relationship, having focused on shared business domains, including social infrastructure, environment & energy, and mobility. The lower table indicates the respective business domains where we have our own strengths. The new integrated company will be able to build ideal and mutually complementary relationship and will establish an extensive and comprehensive lineup of businesses, achieving diversification in its portfolios in terms of both business domains and the geographical areas. This will achieve a solid and stable revenue structure less susceptible to the external environment and increase profitability via expanded investment activities utilizing its enhanced capabilities. Next, we would like to explain the new integrated company in quantitative terms. Please go on to page 5. 4The upper table in this page shows our characteristics. Mitsubishi UFJ Lease on the left has strengths in various asset businesses, including real estate and global assets, in addition to corporate finance. Hitachi Capital on the right has strengths in sales finance, as well as overseas local businesses including Hitachi Business and consumer finance in the UK, which it has developed as a key financial partner in the Hitachi group. We also have an ideal mutually complementary relationship, having focused on shared business domains, including social infrastructure, environment & energy, and mobility. The lower table indicates the respective business domains where we have our own strengths. The new integrated company will be able to build ideal and mutually complementary relationship and will establish an extensive and comprehensive lineup of businesses, achieving diversification in its portfolios in terms of both business domains and the geographical areas. This will achieve a solid and stable revenue structure less susceptible to the external environment and increase profitability via expanded investment activities utilizing its enhanced capabilities. Next, we would like to explain the new integrated company in quantitative terms. Please go on to page 5. 4

As shown in the upper bar charts, the size of the new integrated company will be 10 trillion yen of total assets and over 100 billion yen of net profit. Please see the pie charts at the lower left. The balance of assets of Mitsubishi UFJ Lease on the left largely consists of corporate finance- based customer business, real estate and aviation. On the other hand, a large portion of the balance of assets of Hitachi Capital on the right is sales finance such as account and vendor solutions, as well as Europe. As one of the largest global players and by utilizing its expanding scale and built-up capital, the new integrated company will accurately identify and meet the changing needs of its customers in countries and regions across the world to develop into a company that can provide solutions to modern social issues. The next page is about individual aspects of the basic strategy. Please see page 6. 5As shown in the upper bar charts, the size of the new integrated company will be 10 trillion yen of total assets and over 100 billion yen of net profit. Please see the pie charts at the lower left. The balance of assets of Mitsubishi UFJ Lease on the left largely consists of corporate finance- based customer business, real estate and aviation. On the other hand, a large portion of the balance of assets of Hitachi Capital on the right is sales finance such as account and vendor solutions, as well as Europe. As one of the largest global players and by utilizing its expanding scale and built-up capital, the new integrated company will accurately identify and meet the changing needs of its customers in countries and regions across the world to develop into a company that can provide solutions to modern social issues. The next page is about individual aspects of the basic strategy. Please see page 6. 5

This page illustrates an overall picture of the corporate vision and basic strategy of the new integrated company. We will explain the details of each element on the following pages. The corporate vision at the top is as explained on page 3, previously. The new integrated company will create synergies combining the strengths of both companies: Mitsubishi UFJ Lease’s ability to offer value from advanced assets as an asset-business platform company, and Hitachi Capital’s ability to create and offer value to its stakeholders by accurately capturing the needs of both customers and local community as a “Social Value Creating Company”. As a result, the new integrated company will achieve its corporate vision through attaining the “Corporate Goal” and “Voyager to the Frontier” set out at the rightmost of the page. We would like to explain each element of the basic strategy. Please go on to page 7. 6This page illustrates an overall picture of the corporate vision and basic strategy of the new integrated company. We will explain the details of each element on the following pages. The corporate vision at the top is as explained on page 3, previously. The new integrated company will create synergies combining the strengths of both companies: Mitsubishi UFJ Lease’s ability to offer value from advanced assets as an asset-business platform company, and Hitachi Capital’s ability to create and offer value to its stakeholders by accurately capturing the needs of both customers and local community as a “Social Value Creating Company”. As a result, the new integrated company will achieve its corporate vision through attaining the “Corporate Goal” and “Voyager to the Frontier” set out at the rightmost of the page. We would like to explain each element of the basic strategy. Please go on to page 7. 6

Page 7 shows the corporate goal of the new integrated company. The new integrated company will aim to accomplish its corporate vision by developing an advanced asset business beyond the framework of the leasing companies and challenging new business domains and regional areas with a pioneering spirit. The business domains will be focused on “Social Infrastructure & Life”, “Environment & Energy”, “Mobility”, “Sales Finance” and “Global Assets”. The new integrated company has set its corporate goal as “Voyager to the Frontier”, with a strong intention to exert its initiatives and open up and develop new frontiers in these five business domains. The next page discusses business models of the new integrated company. Please go to page 8. 7Page 7 shows the corporate goal of the new integrated company. The new integrated company will aim to accomplish its corporate vision by developing an advanced asset business beyond the framework of the leasing companies and challenging new business domains and regional areas with a pioneering spirit. The business domains will be focused on “Social Infrastructure & Life”, “Environment & Energy”, “Mobility”, “Sales Finance” and “Global Assets”. The new integrated company has set its corporate goal as “Voyager to the Frontier”, with a strong intention to exert its initiatives and open up and develop new frontiers in these five business domains. The next page discusses business models of the new integrated company. Please go to page 8. 7

Basic Strategy of New Integrated Company
4. (2) Business Model
■ As an asset holder of both tangible and intangible assets, the new integrated company aims to monetize asset values by building up businesses utilizing Asset Value creativity
■ Continually innovate and evolve new business models by further developing five types of asset businesses
Asset-Business Platform company
Asset Holder
Tangible assets
Innovative assets
Intangible assets
Computerized assets
Asset Value Creativity*
Asset-based Financial Solutions
Propose asset-based financial solutions to customers' needs
Asset Investment and Loans
Provide investments and loans backed by the value of business assets
Asset Added-value Services
Contract service businesses for asset maintenance, management and operation
Provision of Asset Utilization Value
Sharing our own assets with multiple users in an optimal form, and receive a usage fee from the users
Asset Utilization Business
Utilize assets to build and run businesses and aim to maximize the businesses' profits
Credit risk
Asset risk
Investment risk
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* Asset value creativity is the capability to exert initiative to overcome impending challenges and realize the enhancement of business competitiveness of customers and business partners by creating and providing services contributing to the creation of ever-increasing value.

The new integrated company aims to monetize asset values by building up businesses utilizing asset value creativity as an asset holder, whose portfolio contains not only tangible assets but also extensive intangible assets, including computerized assets such as software and databases, innovative assets such as R&D and licensing, and economic competitiveness such as human resources and efficient organizational structure.

The five solutions of the "Asset Value Creativity" are as shown at the bottom.

From the far left, first, "Asset-based Financial Solutions" proposes asset-based financial solutions to meet customers' needs, such as finance leases and real estate leasing. Second, "Asset Investments and Loans" provides investments and loans backed by the value of business assets such as operating leases, project finance and real estate securitization. Third, "Asset Added Value Services" contracts service businesses for asset maintenance, management and operation, and gain mainly fee income. Fourth, "Provision of Asset Utilization Value" is the rental and sharing business in which the new integrated company shares its own assets with multiple users in an optimal form and receives a usage fee from such users. And fifth, "Asset Utilization Business" utilizes assets to build and run businesses such as those involving solar power generation and real estate leasing, aiming to maximize business profits. We will continually innovate and evolve new business models by further developing these five types of services.

Asset value creativity is the capability to exert initiative to overcome impending challenges and improve the business competitiveness of customers, business partners, as well as the new integrated company by creating and providing services that contribute to the creation of ever-increasing value.

Next, we will explain the value proposition of the new integrated company in page 9.

The new integrated company will adapt to environmental changes, solve social issues through corporate activities based on a solid business foundation, and create social value by taking into account the viewpoint of various stakeholders. For example, the new integrated company will, through collaboration with key partners, offer solutions combining the provision of asset utilization value and finance, and ideas for new businesses which enable customers to solve their business challenges, as well as assist the entire industry in accelerating responses to social issues, including de-carbonization and digitalization. Also, the new integrated company will contribute to developing safe and secure communities in a new normal society by proposing the optimization of industrial and social activities via leveraging smart systems and creating ecosystems. Furthermore, the new integrated company will aim to further promote ESG management in order to support the sustainability of the global environment and enhance corporate social responsibility and governance from a medium- to long-term perspective. In doing so, it will strive to enhance shareholders’ interests and establish a working environment that will satisfy employees, which may be a model case both during and after the COVID-19 pandemic. Next, we would like to explain the regional areas where the new integrated company will operate in page 10. 9The new integrated company will adapt to environmental changes, solve social issues through corporate activities based on a solid business foundation, and create social value by taking into account the viewpoint of various stakeholders. For example, the new integrated company will, through collaboration with key partners, offer solutions combining the provision of asset utilization value and finance, and ideas for new businesses which enable customers to solve their business challenges, as well as assist the entire industry in accelerating responses to social issues, including de-carbonization and digitalization. Also, the new integrated company will contribute to developing safe and secure communities in a new normal society by proposing the optimization of industrial and social activities via leveraging smart systems and creating ecosystems. Furthermore, the new integrated company will aim to further promote ESG management in order to support the sustainability of the global environment and enhance corporate social responsibility and governance from a medium- to long-term perspective. In doing so, it will strive to enhance shareholders’ interests and establish a working environment that will satisfy employees, which may be a model case both during and after the COVID-19 pandemic. Next, we would like to explain the regional areas where the new integrated company will operate in page 10. 9

The new integrated company will actively develop its business in five regional areas: Japan, Europe, the Americas, Greater China, and Asia & Oceania. By carefully assessing the unique characteristics of each region, the new integrated company will develop a business model rooted in the region. By continuing to innovate, the new integrated company will exert a unique presence in each region. Next, we would like to explain the anticipated merger synergies of the Business Integration. Please go to page 11. 10

The new integrated company aims to create synergies from three aspects: mainly the cost aspect of synergies such as optimizing management resources, the sales aspect of synergies, and synergies created by utilizing capital capabilities developed upon the Business Integration. Specifically, we anticipate that the Business Integration will create highly feasible synergies with a value of approximately 10 billion yen per year by Fiscal Year 2023. They consist of cost synergies due to optimization of the management resources brought about by the merger, as well as a macroscopically estimated impact on top-line growth by mutually utilizing each company’s sales networks. With regard to sales synergies, we will exchange sales information and hold full discussions after the clearance under the anti-trust act. This is because sales synergies, other than sharing of collaborative networks based on the capital and business alliance, are difficult to quantify as of now due to the anti- trust act constraints. The new integrated company also aims to accumulate assets and expand its investments in businesses by utilizing capital capabilities and effects of diversification in its portfolios realized by the Business Integration and conducting efficient capital management while striving to maintain the current level of credit ratings. We are confident that a reasonable amount of assets may be accumulated by utilizing capital capabilities, while the specific amount will be discussed and examined in detail by both companies. We will work towards being able to create synergies at the earliest possible time by closely monitoring financial market conditions and the business environment. Next, about the merger ratio and overview of the new integrated company, please see page 12. 11The new integrated company aims to create synergies from three aspects: mainly the cost aspect of synergies such as optimizing management resources, the sales aspect of synergies, and synergies created by utilizing capital capabilities developed upon the Business Integration. Specifically, we anticipate that the Business Integration will create highly feasible synergies with a value of approximately 10 billion yen per year by Fiscal Year 2023. They consist of cost synergies due to optimization of the management resources brought about by the merger, as well as a macroscopically estimated impact on top-line growth by mutually utilizing each company’s sales networks. With regard to sales synergies, we will exchange sales information and hold full discussions after the clearance under the anti-trust act. This is because sales synergies, other than sharing of collaborative networks based on the capital and business alliance, are difficult to quantify as of now due to the anti- trust act constraints. The new integrated company also aims to accumulate assets and expand its investments in businesses by utilizing capital capabilities and effects of diversification in its portfolios realized by the Business Integration and conducting efficient capital management while striving to maintain the current level of credit ratings. We are confident that a reasonable amount of assets may be accumulated by utilizing capital capabilities, while the specific amount will be discussed and examined in detail by both companies. We will work towards being able to create synergies at the earliest possible time by closely monitoring financial market conditions and the business environment. Next, about the merger ratio and overview of the new integrated company, please see page 12. 11

The Business Integration will be conducted in the form of an absorption-type merger in which Mitsubishi UFJ Lease will be the surviving company. The contemplated merger ratio is “1: 5.10”, as shown on the left. 5.10 shares of Mitsubishi UFJ Lease’s common stock will be delivered by allotment for one share of Hitachi Capital’s common stock. The trade name of the new integrated company is undecided as of now, as shown on the right. We will make an announcement as soon as it is determined. The location of the head office is 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo. The accounting standards will be the Japanese GAAP, which has been adopted by Mitsubishi UFJ Lease, the surviving company. Next, we would like to explain the corporate governance structure of the new integrated company. Please go to page 13. 12

The new integrated company will be a company with an audit and supervisory committee. The new integrated company will have an arbitrary governance committee consisting of outside directors and representative directors, as an advisory institution to the board of directors. The governance committee will be organized as a forum to obtain a broad range of advice from outside directors, including on improving the effectiveness of the board of directors and management plans. Finally, we would like to explain the schedule of the Business Integration in page 14. 13

Following the conclusion and announcement of the agreements today, we will promptly establish an integration preparatory committee and discuss and consider the ideal vision of the new integrated company. The new integrated company will be inaugurated on April 1, 2021 with the approval to be granted at the respective meetings of shareholders of both companies in late February 2021, subject to obtaining approvals required for the merger, including licenses or permissions from domestic and overseas competent authorities. This concludes my explanation. We would appreciate your continuous understanding and support. Thank you. 14Following the conclusion and announcement of the agreements today, we will promptly establish an integration preparatory committee and discuss and consider the ideal vision of the new integrated company. The new integrated company will be inaugurated on April 1, 2021 with the approval to be granted at the respective meetings of shareholders of both companies in late February 2021, subject to obtaining approvals required for the merger, including licenses or permissions from domestic and overseas competent authorities. This concludes my explanation. We would appreciate your continuous understanding and support. Thank you. 14

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